Exhibit 9

Press Release

MARCONI plc

NASDAQ LISTING UPDATE

London, June 28 2002 — Marconi plc (London and Nasdaq: MONI) today confirmed that, as indicated on June 20, it has received notice from Nasdaq that, due to Marconi’s non-compliance with the minimum bid price requirements set forth in Marketplace Rule 4450, Marconi’s American Depositary Receipts (ADRs) representing its ordinary shares will be delisted from The Nasdaq National Market effective upon the opening of the market on July 3, 2002. Marconi’s ADRs are expected to commence trading on the OTC Bulletin Board as of such date.

ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com